July 30, 2019

Dror Ben-Asher
Chief Executive Officer
RedHill Biopharma Ltd.
21 Ha'arba'a Street
Tel Aviv 6473921
Israel

       Re: RedHill Biopharma Ltd.
           Registration Statement on Form F-3
           Filed July 24, 2019
           File No. 333-232777

Dear Mr. Ben-Asher:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance